UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
[June 12, 2006]
Commission file number 1-14400
Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date [June 12, 2006]
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

Metso to supply a fiber line to ITC Bhadrachalam, India
(Helsinki, Finland, June 12, 2006) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Paper will supply a new fiber line to an Indian customer, ITC Ltd. for company’s pulp mill expansion project in Bhadrachalam, in the state of Andhra Pradesh. The pulp mill expansion project forms a part of ITC’s plans to increase its paper production. The value of the order is close to EUR 25 million and the line is scheduled to start-up in July 2007.
Metso Paper’s scope of delivery covers all the main process machinery, pressure vessels, field instruments, basic engineering and supervision services from cooking, up to ready bleached pulp. The selected technology features a modern environmentally sound process, utilizing oxygen delignification and ozone bleaching technologies. After the expansion work has been completed, the daily production of the pulp mill will be 750 bone dry tonnes (BDT) fully bleached pulp of eucalyptus and Subabul as raw materials.
In addition, Metso Paper will also supply an ozone bleaching stage for the existing line to minimize the environmental impact of the mill. The new cooking system is going to produce pulp for both fiber lines and is designed for a total daily production of 800 tonnes. The special feature of the process is that it enables simultaneous cooking of two different wood species for the need of the two fiber lines.
ITC is one of India’s foremost private sector companies with a turnover of USD 3 billion. ITC Bhadrachalam Paperboards and Specialty Papers Division is the largest manufacturer of Packaging and Graphic Boards in South Asia.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
N. K. Jain, Vice President, Fiber Business Line, Metso Paper, India, tel. +91 124 235 1541
Yngve Lundahl, Regional Sales Manager, Fiber Business Line, Metso Paper, Sweden, tel. +46 60 16 51 77
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.